Exhibit 99.1

PRELIMINARY NOTE

The unaudited first quarter consolidated Financial Statements included herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statemens are presented in euros. All references in this interim report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars,” and “USD” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Factors that may cause actual results to differ from those in any forward-looking statement include, without limitation, those described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 21, 2016 (the “Annual Report”). As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

As used in this interim report, the terms “Cellectis,” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole, unless the context otherwise requires.

PART I – FINANCIAL

Item 1. Financial Statements (Unaudited)

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

€ in thousands

		As of
	Notes	December 31, 2015	March 31, 2016
ASSETS
Non-current assets
Intangible assets		956	1,161
Property, plant, and equipment	6	5,043	11,656
Other non-current financial assets		845	821

Total non-current assets		6,844	13,638

Current assets
Inventories and accumulated costs on orders in process		158	103
Trade receivables		6,035	5,609
Subsidies receivables	7	9,102	11,151
Other current assets	8	4,685	7,629
Current financial assets	9.1	—	86,120
Cash and cash equivalents	9.2	314,238	190,393

Total current assets		334,218	301,005

TOTAL ASSETS		341,062	314,643
LIABILITIES
Shareholders’ equity
Share capital	10	1,759	1,761
Premiums related to the share capital		420,682	434,251
Treasury share reserve		(184)	(190)
Currency translation adjustment		(1,631)	(3,526)
Retained earnings		(137,188)	(157,729)
Net income (loss)		(20,544)	(29,464)

Total shareholders’ equity - Group Share		262,894	245,104
Non-controlling interests		725	829

Total shareholders’ equity		263,619	245,932

Non-current liabilities
Non-current financial debt	12.1	66	55
Non-current provisions	14	437	454

Total non-current liabilities		503	509

Current liabilities
Current financial debt	12.1	1,921	1,896
Trade payables		6,611	7,912
Deferred revenues and deferred income	13	54,758	50,168
Current provisions	14	953	1,038
Other current liabilities	15	12,697	7,189

Total current liabilities		76,940	68,202

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		341,062	314,643

The accompanying notes form an integral part of these unaudited interim condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED OPERATIONS

For the three months ended March 31

€ in thousands, except per share amounts

		For the three-month period ended March 31,
	Notes	2015	2016
Revenues and other income
Revenues	16	8,428	6,978
Other income	16	791	2,521

Total revenues and other income		9,219	9,499

Operating expenses and other operating income (expenses)
Royalty expenses		(427)	(433)
Research and development expenses (1)	17	(7,436)	(18,870)
Selling, general and administrative expenses (1)	17	(5,359)	(10,529)
Other operating income		350	122
Redundancy plan	14	207	1
Other operating expenses		(112)	(199)

Total operating expenses and other operating income (expenses)		(12,777)	(29,908)

Operating income (loss)		(3,558)	(20,409)

Financial gain (loss)	18	9,874	(9,055)

Net income (loss)		6,316	(29,464)

Attributable to shareholders of Cellectis		6,146	(29,464)
Attributable to non-controlling interests		171	—

(1)	Cellectis reclassified certain expenses related to the year ended December 31, 2015 from SG&A expenses to R&D expenses in the fourth quarter of 2015. This allocation change is effective starting in 2015, and is due to the increased level of efforts towards our R&D activities in order to develop product candidates and work toward clinical phases. We approved the allocation in the Q4 2015 and assess the performance of the consolidated company based on this new classification. Starting in 2015, we classify personel and other costs related to information technology, human resources, business development, legal, intellectual property and general management in Research and development expenses based on the time that employees spent contributing to research and development activities versus general and administrative activities.

The accompanying notes form an integral part of these unaudited interim condensed Consolidated Financial Statements

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE LOSS

For the three months ended March 31

€ in thousands

	For the three-month period ended March 31,
	2015	2016
Net income (loss)	6,316	(29,464)

Currency translation adjustment	(1,218)	(1,931)

Other comprehensive loss that will be reclassified subsequently to income or loss	(1,218)	(1,931)

Total Comprehensive income (loss)	5,099	(31,395)

Attributable to shareholders of Cellectis	4,993	(31,359)
Attributable to non-controlling interests	106	(36)

The accompanying notes form an integral part of these unaudited interim condensed Consolidated Financial Statements

Celletis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED CASH FLOWS

For the three months ended March 31 (€ in thousands)

		For the three-month period ended March 31,
	Notes	2015	2016
Cash flows from operating activities
Net loss for the period		6,316	(29,464)

Reconciliation of net loss and of the cash used for operating activities
Adjustments for
Amortization and depreciation		329	477
Net loss on disposals		26	—
Net finance expenses (revenue)		(9,847)	9,055
Expenses related to share-based payments		840	13,414
Provisions		(814)	99
Interest (paid) / received		18	559

Operating cash flows before change in working capital		(3,131)	(5,860)

Decrease (increase) in inventories		—	54
Decrease (increase) in trade receivables and other current assets		(132)	(2,526)
Decrease (increase) in subsidies receivables		3,210	(2,813)
(Decrease) increase in trade payables and other current liabilities		3,948	(3,892)
(Decrease) increase in deferred income		(5,113)	(4,554)

Change in working capital		1,912	(13,731)

Net cash flows provided by (used in) operating activities		(1,219)	(19,591)

Cash flows from investment activities
Proceeds from disposal of property, plant and equipment		50	—
Acquisition of intangible assets		(9)	(260)
Acquisition of property, plant and equipment	6	(2,745)	(6,628)
Net change in non-current financial assets		(233)	4
Acquisition of current financial assets	9.1	—	(86,078)

Net cash flows provided by (used in) investing activities		(2,937)	(92,962)

Cash flows from financing activities
Increase in share capital net of transaction costs		305	298
Decrease in borrowings		(84)	(34)
Treasury shares		82	(6)

Net cash flows provided by (used in) financing activities		302	257

(Decrease) increase in cash		(3,854)	(112,296)

Cash and cash equivalents at the beginning of the year		112,347	314,238
Effect of exchange rate changes on cash		9,895	(11,550)

Cash from continuing operations		118,387	190,393

Cash and cash equivalents at the end of the period	9.2	118,387	190,393

The accompanying notes form an integral part of these unaudited interim condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

For the three months ended March 31

€ in thousands, except share data

		Share Capital Ordinary Shares							Equity
		Number of shares	Amount	Premiums	Treasury shares	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2015		29,446,721	1,472	192,842	(251)	(762)	(132,536)	20	60,787	(1,259)	53,448
Net Loss		—		—	—	—	—	6,146	6,146	171	6,316
Other comprehensive income (loss)		—		—	—	(1,153)	0	—	(1,153)	(65)	(1,218)

Total comprehensive income (loss)		—	—	—	—	(1,153)	0	6,146	4,993	106	5,099
Allocation of prior period loss		—	—	—	—	—	20	(20)	—	—	—
Capital Increase	10	5,500,000	275	194,604	—	—	—	—	194,879	—	194,879
Treasury shares		—	—	—	82	—	—	—	82	—	82
Exercise of share warrants and employee warrants	10	91,237	5	428	—	—	—	—	433	—	433
Share based compensation		—	—	707	—	—	—	—	707	133	840
Other movements		—	—	—	—	—	(3)	—	(3)	—	(3)

As of March 31, 2015		35,037,958	1,752	388,581	(169)	(1,915)	(132,518)	6,146	261,877	(1,020)	260,857

As of January 1, 2016		35,178,614	1,759	420,682	(184)	(1,632)	(137,188)	(20,544)	262,894	725	263,619
Net Loss								(29,464)	(29,464)	—	(29,464)
Other comprehensive income (loss)						(1,895)	—		(1,895)	(36)	(1,931)

Total comprehensive income (loss)						(1,895)	—	(29,464)	(31,359)	(36)	(31,395)
Allocation of prior period loss		—	—	—	—	—	(20,544)	20,544	—	—	—
Treasury shares		—	—	—	(6)	—	—	—	(6)	—	(6)
Exercise of share warrants and employee warrants	10	50,000	3	296	—	—	—	—	298	—	298
Share based compensation		—	—	13,274	—	—	—	—	13,274	140	13,414
Other movements		—	—	—	—	—	3	—	3	—	3

As of March 31, 2016		35,228,614	1,761	434,252	(190)	(3,526)	(157,729)	(29,464)	245,103	829	245,932

The accompanying notes form an integral part of these unaudited interim condensed Consolidated Financial Statements

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2016

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France. We are a gene-editing company, employing our core proprietary technologies to develop products in the emerging field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop healthier food products for a growing population.

We view our operations and manage our business in two operating and reportable segments that are engaged in the following activities: (1) Therapeutics, which is focused on the development of products in the field of immuno-oncology and of novel therapies outside immuno-oncology to treat other human diseases; (2) Plants, which is focused on the development of new generation plant products in the field of agricultural biotechnology on our own or through alliances with other companies in the agricultural industry.

Note 2. Basis of presentation and statement of compliance

All financial information (unless indicated otherwise) is presented in thousands of euros.

2.1 Compliance with the IFRS accounting framework

The first quarter Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), whose application is mandatory for the quarter ended March 31, 2016.

These Consolidated Financial Statements as of and for the quarter ended March 31, 2016 were approved by our Board of Directors on May 10, 2016.

IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“the IAS”), as well as the interpretations issued by the Standards Interpretation Committee (“the SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”).

The Interim Consolidated Financial Statements for the three months ended March 31, 2016 have been prepared using the same accounting policies and methods as those applied for the year ended December 31, 2015.

2.2 Application of new or amended standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2016 but had no significant impact on the first quarter Consolidated Financial Statements:

•	The Annual Improvements to IFRSs for the 2012-2014 Cycle.

•	Disclosure Initiative (Amendments to IAS1)

•	IFRS 9 Financial Instruments

2.3 Standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for first quarter accounting periods beginning after January 1, 2017. We do not anticipate that the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position or cash flows.

•	Amendments to IAS 7 “Statement of Cash Flows,”

•	Amendments to IAS 12 “Income Taxes”

IFRS 15 Revenue from Contracts with Customers establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. We are assessing the potential impact on our consolidated financial statements resulting from the application of IFRS 15.

In January 2016, the IASB issued IFRS 16 (Leases), which is effective for annual periods beginning on or after January 1, 2019. This new standard aligns the accounting treatment of operating leases with that already applied to finance leases (i.e. recognition in the balance sheet of future lease payments and the associated rights of use).

Note 3. Consolidated entities

As at December 31, 2015 and for the first quarter 2016, the consolidated group of companies includes Cellectis S.A., Cellectis, Inc. and Calyxt, Inc.

Our 2015 first quarter Consolidated Financial Statements include the operations of Cellectis S.A.; our two French subsidiaries, Cellectis Bioresearch and Ectycell; our three U.S. subsidiaries, Calyxt, Inc. (formerly Cellectis Plant Sciences Inc.), Cellectis, Inc. and Cellectis Bioresearch Inc. Non-controlling shareholders hold a 24.5% interest in Cellectis Bioresearch, Cellectis Bioresearch Inc. and Ectycell as of March 31, 2015.

Note 4. Reportable segments

Reportable segments are identified as components of an enterprise that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.

Cellectis’ CODM is composed of:

•	The Chairman and Chief Executive Officer;

•	The Executive Vice President and Chief Operating Officer;

•	The Executive Vice President Corporate Development;

•	The Chief Scientific Officer;

•	The Chief Financial Officer;

•	The Vice President Business Development;

•	The General Counsel; and

•	The Chief Executive Officer of Calyxt, Inc.

We view our operations and manage our business in two operating and reportable segments that are engaged in the following activities:

•	Therapeutics: This segment is focused on the development of products in the field of immuno-oncology and of novel therapies outside immuno-oncology to treat other human diseases. This approach is based on our gene editing and Chimeric Antigen Receptors (“CARs”) technologies. All these activities are supported by Cellectis S.A. and Cellectis, Inc. Our holding activity is included in the Therapeutics segment which also comprises research and development, management and support functions.

•	Plants: This segment is focused on applying our gene-editing technologies to develop new-generation plant products in the field of agricultural biotechnology through our own efforts or through alliances with other companies in the agricultural market. It corresponds to the activity of our U.S.-based subsidiary, Calyxt, Inc., which is based in New Brighton, Minnesota.

The operations of Cellectis S.A., the parent company, are presented entirely in the Therapeutics segment.

There are intersegment transactions between the two reportable segments, including allocation of corporate general and administrative expenses by Cellectis S.A. to its subsidiaries and allocation of research and development expenses to the reportable segments.

These inter-segment transactions are generally priced based on provisions of service agreements signed between our legal entities, according to which services are to be allocated at cost plus a mark-up of between 4% and 10%, depending on the nature of the service. According to a cash pooling agreement signed with subsidiaries, interests are allocated/paid to segments at 12-month Euribor plus 5%.

Information related to each reportable segment is set out below. Segment revenues and other income, Research and development expenses, Selling, general and administrative expenses, and Royalties and other operating income and expenses, and Operating profit or loss (without non-cash stock-based expense) are used by the CODM to measure performance. The CODM does not review any asset or liability information by segment or by region. The operating profit or loss includes the impact of the operations between segments while the intra-segment operations are eliminated.

	For the three-month period ended March 31, 2015			For the three-month period ended March 31, 2016
	€ in thousands
	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
Segment revenues and other income	120	9,099	9,219	97	9,741	9,837
Inter-segment revenues	—	—	—	—	(338)	(338)

External revenues and other income	120	9,099	9,219	97	9,402	9,499

Research and development expenses	(496)	(6,940)	(7,436)	(1,053)	(17,818)	(18,870)
Selling, general and administrative expenses	(309)	(5,050)	(5,359)	(902)	(9,627)	(10,529)
Royalties and other operating income and expenses	41	(23)	18	(293)	(216)	(509)

Total operating expenses	(765)	(12,012)	(12,777)	(2,248)	(27,660)	(29,908)

Operating income (loss) before tax	(645)	(2,913)	(3,558)	(2,151)	(18,258)	(20,409)

Depreciation and amortization	(29)	(300)	(329)	(50)	(427)	(477)
Expenses related to share-based payments	(141)	(699)	(840)	(440)	(12,974)	(13,414)
Capital expenditure	63	2,691	2,754	6,138	1,476	7,614

Note 5. Impairment tests

Our cash-generating units (“CGUs”) correspond to the operating/reportable segments: Therapeutics and Plants. No indicator of impairment has been identified for either of the CGUs for the three-month period ended March 31, 2016.

Note 6. Property, plant and equipment

	Buildings	Technical equipments	Fixtures, fittings and other equipments	Total
	€ in thousands
Net book value as of January 1, 2016	1,903	2,661	479	5,043

Change in scope				—
Additions to tangible assets	6,778	416	160	7,354
Depreciation expense	(152)	(244)	(27)	(423)
Translation adjustments	(211)	(59)	(48)	(318)

Net book value as of March 31, 2016	8,318	2,774	564	11,656
Gross value at end of period	10,295	10,794	819	21,908
Accumulated depreciation and impairment at end of period	(1,977)	(8,020)	(255)	(10,252)

Increases are notably related to the purchase by Calyxt, Inc. of a 10-acre parcel in the St. Paul suburb of Roseville, Minnesota to build its new greenhouse ($5.6 million), and investments and in R&D equipment in both the United States and France.

Note 7. Subsidies receivables

	As of December 31,	As of March 31,
	2015	2016
	€ in thousands
Research tax credit	8,227	10,742
Other subsidies	1,981	1,515
Valuation allowance for other subsidies	(1,106)	(1,106)

Total	9,102	11,151

Note 8. Other current assets

	As of December 31,	As of March 31,
	2015	2016
	€ in thousands
VAT receivables	461	1,517
Prepaid expenses and other prepayments	3,778	5,396
Other current assets	446	716

Total	4,685	7,629

Note 9. Current financial assets and Cash and cash equivalents

As of December 31, 2015	Amortized cost	Unrealized Gains/(Losses)	Estimated fair value
	€ in thousands
Current financial assets	—	—	—
Cash and cash equivalents	314,238	—	314,238

Current financial asset and cash and cash equivalents	314,238	—	314,238

As of March 31, 2016	Amortized cost	Unrealized Gains/(Losses)	Estimated fair value
	€ in thousands
Current financial assets	86,078	42	86,120
Cash and cash equivalents	190,393	—	190,393

Current financial asset and cash and cash equivalents	276,471	42	276,513

Financial current assets that are measured at fair value through profit or loss in accordance with IAS 39 include the following :

•	Financial assets held for trading;

•	Financial assets including embedded derivatives for which Cellectis elected to designate at fair value through profit or loss;

•	Financial assets managed on a fair value basis; and

•	Derivative instruments that are not documented in hedging relationships.

IFRS 13 (Fair Value Measurement) requires counterparty and own credit risk to be taken into account when measuring the fair value of financial instruments. This risk is estimated on the basis of observable, publicly-available statistical data.

9.1 Current financial assets

Current financial assets are measured at fair value through profit or loss and are classified as follows within the fair value hierarchy :

• Instruments classified under level 1 are measured with reference to quoted prices in active markets; they consist of notes with baskets of fixed income and diversified equity funds, and amount to €77.3 million of such current financial assets;

• Instrument classified under level 2 are measured with reference to observable valuation inputs; they consist in zero-premium collar and dual currency deposit, and amount to €8.8 million of such current financial assets.

9.2 Cash and cash equivalents

	As of December 31,	As of March 31,
	2015	2016
	€ in thousands
Cash and bank accounts	283,877	138,563
Money market funds	11,361	32,830
Fixed bank deposits	19,000	19,000

Total cash and cash equivalents	314,238	190,393

Cash and cash equivalents are held for the purpose of meeting short-term cash commitments, rather than for investment or other purposes. Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash.

Note 10. Capital

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	€ in thousands			in €
Balance as of January 1, 2015	1,472	192,842	29,446,721	0.05
Capital increase by issuance of common shares (IPO Nasdaq)	275	194,604	5,500,000
Capital increase by issuance of ordinary shares (BSPCE & Free shares)	5	428	91,237
Share based compensation		707

Balance as of March 31, 2015	1,752	388,581	35,037,958	0.05

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	€ in thousands			in €
Balance as of January 1, 2016	1,759	420,682	35,178,614	0.05
Capital increase by issuance of ordinary shares (BSA)	15	283	50,000
Share based compensation		13,274

Balance as of March 31, 2016	1,774	434,239	35,228,614	0.05

Capital evolution during the three-month period ended March 31, 2016

During the three month period ended March 31, 2016, we issued 50 000 ordinary shares related to the conversion of warrants.

Note 11. Warrants and share-based payments

The new instruments issued during the three-month period ended March 31, 2016 are the following:

•	March 14, 2016, 2,060,602 stock options were granted to certain of our employees and officers. Non-cash stock-based compensation expense recorded during the three months ended March 31, 2016 was €0.7 million.

•	March 14, 2016, 229,361 warrants were granted to members of our board of directors. Non-cash stock-based compensation expense recorded during the three months ended March 31, 2016 was €0.1 million.

Share warrants and employee warrants consist of Bon de Souscription d’Action (“BSAs”) which are granted to our board members and consultants.

Holders of vested stock options and warrants are entitled to subscribe to a capital increase of Cellectis at predetermined exercise prices. The following table provides the expenses related to new instruments issued during the 3 month periods ended March 31, 2015 and 2016:

Non-cash share-based compensation expense

For the three-month period ended	Free shares 2012	Free shares 2013	Free shares 2014	Free shares 2015	Stock options 2015	BSA 2015	Stock option 2016	BSA 2016	Stock options Calyxt 2015	Total
	€ in thousands
March 31, 2015	1	49	75	107	450	24			133	840
March 31, 2016	1	4	75	1,660	9,730	1,046	689	68	140	13,414

Detail of stock options issued during the three-month period ended March 31, 2016

Date of grant	03/14/2016
Vesting period	Graded
Plan expiration date	03/14/2026
Number of options granted	2,060,602
Share entitlement per options	1
Exercise price	22.44
Valuation method used	Black-Scholes
Grant date share fair value	22.48
Expected volatility	62.8%
Average life of options	6.11
Discount rate	0.03%
Expected dividends	0%
Performance conditions	n.a
Fair value per options	12.65

Detail of warrants issued during the three-month period ended March 31, 2016

Date of grant	03/14/2016
Vesting period (years)	3
Plan expiration date	03/14/2026
Number of warrants granted	229,361
Share entitlement per warrant	1
Exercise price	27.37
Valuation method used	Black-Scholes
Grant date share fair value	22.48
Expected volatility	63.4%
Average life of warrant	6.00
Discount rate	0.04%
Expected dividends	0%
Performance conditions	n.a
Fair value per warrant	10.51

Note 12. Financial liabilities

12.1 Non-current / Current financial debt

	As of
	December 31, 2015	March 31, 2016
Conditional advances	—	—
Finance leases	64	55
Other	2	—

Total non-current financial debt	66	55

Conditional advances	1,839	1,839
Finance leases	82	57

Total current financial debt	1,921	1,896

Conditional advances are payments made to Cellectis by Bpifrance (formerly named OSEO Innovation) to co-finance research programs, including market opportunities.

12.2 Due dates of the financial liabilities

Balance as of March 31, 2016	Gross Amount	Less than One Year	One to Five Years	More than Five Years
	€ in thousands
Conditional advances	1,839	1,839	—	—
Finance leases	112	57	55	—

Total financial liabilities	1,951	1,896	55	—

Note 13. Deferred revenues and deferred income

	As of
	December 31, 2015	March 31, 2016
	€ in thousands
Deferred revenues	54,422	49,878
Lease incentive	336	290

Total Deferred revenue and deferred income	54,758	50,168

Note 14. Provisions

	01/01/2016	Additions	Amounts used during the year	Reversals	03/31/2016
	€ in thousands
Pension	437	17	—	—	454
Litigation	922	183	(74)	(21)	1,010
Redundancy plan 2013	4	—	(3)	—	1
Redundancy plan 2014	27	—	—	—	27

Total	1,390	200	(77)	(21)	1,492

Non-current provisions	437	17	—	—	454
Current provisions	953	183	(77)	(21)	1,038

During the three-month period ended March 31, 2016, we recorded a provision for commercial litigation that amounted to €183 thousand. We also paid €74 thousand related to employees’ severance expenses.

Note 15. Other current liabilities

	As of
	December 31, 2015	March 31, 2016
	€ in thousands
VAT Payables	6,314	25
Accruals for personnel related expenses	3,958	5,355
Other	2,425	1,809

Total	12,697	7,189

Accruals for personnel related expenses as of March 31, 2016 include €3.2 million of social charges on stock options.

Note 16. Revenues and other income

	For the three-month period ended March 31,
	2015	2016
	€ in thousands
From France (Cellectis S.A.)	8,308	6,881
From USA (Calyxt, Inc.)	120	97

Revenues	8,428	6,978

Research tax credit	595	2,521
Subsidies and other	196	—

Other income	791	2,521

Total revenues and other income	9,219	9,499

Revenues by nature

	For the three-month period ended March 31,
	2015	2016
	€ in thousands
Products & services	4	17
R&D services	120	97
Licences	518	580
Collaboration agreements	7,786	6,284

Total revenues	8,428	6,978

Note 17. Operating expenses

	For the three-month period ended March 31,
Research and development expenses	2015	2016
	€ in thousands
Personnel expenses	(4,696)	(11,866)
Purchases and external expenses	(2,444)	(6,647)
Other	(296)	(358)

Total research and development expenses	(7,436)	(18,871)

	For the three-month period ended March 31,
Selling, general and administrative expenses	2015	2016
	€ in thousands
Personnel expenses	(3,742)	(8,289)
Purchases and external expenses	(1,376)	(2,149)
Other	(241)	(91)

Total selling, general and administrative expenses	(5,359)	(10,529)

	For the three-month period ended March 31,
Personnel expenses	2015	2016
	€ in thousands
Wages and salaries	(2,397)	(3,582)
Social charges on stock option and free shares grants	(5,200)	(3,159)
Non cash stock based compensation expense	(840)	(13,414)

Total	(8,438)	(20,155)

Note 18. Financial gains and losses

The financial gain was €9.9 million for the first quarter of 2015 compared with financial loss of €9.1 million for the first quarter of 2016, which does not reflect actions undertaken to mitigate the impact of currency exchange rate fluctuations that were adopted at the end of the first quarter of 2016. The change in financial result was primarily attributable to the effect of exchange rate fluctuations on our U.S. dollar cash and cash equivalent accounts.

Note 19. Earnings per share

	For the three-month period ended March 31,
	2015	2016
Net profit (loss) attributable to shareholders of Cellectis (€ in thousands)	6,146	(29,464)
Adjusted weighted average number of outstanding shares	31,321,659	35,195,281
Adjusted weighted average number of outstanding shares, net of effects of dilutive potential ordinary shares	31,648,249	35,563,743
Basic / Diluted earnings per share (€ / share)
Basic earnings per share ( € /share)	0.20	(0.84)
Diluted earnings per share ( € /share)	0.19	(0.84)

Note 20. Subsequent events

None.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

Overview

We are a pioneering gene-editing company, employing our core proprietary technologies to develop best-in-class products in the emerging field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products and are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop healthier food products for a growing population.

We currently conduct our operations through two business segments, Therapeutics and Plants. Our Therapeutics segment is focused on the development of products in the field of immuno-oncology and of novel products outside immuno-oncology to treat other human diseases. Our Plants segment focuses on applying our gene-editing technologies to develop new generation plant products in the field of agricultural biotechnology through its own efforts or through alliances with other companies in the agricultural market.

Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR T-cell immunotherapy product candidates, including preparing to conduct clinical studies of our product candidates, providing general and administrative support for these operations and protecting our intellectual property. In addition, by leveraging our plant-engineering platform and the transformative potential of gene editing, we aim to create food products with consumer health benefits, adaptations for climate change or nutritional enhancements that address the needs of a growing population. We do not have any products approved for sale and have not generated any revenues from immunotherapy or agricultural biotechnology product sales.

In February 2014, we entered into an alliance with Servier for the development of UCART19 and other product candidates directed at four additional molecular targets. In November 2015, we entered into an amendment to our initial collaboration agreement with Servier, which allowed for an early exercise of Servier’s option with respect to UCART19 and other product candidates. Pursuant to this amendment, Servier has exercised its option to acquire the exclusive worldwide rights to further develop and commercialize UCART19. In addition, Pfizer and Servier have announced that they have entered into an exclusive global license and collaboration agreement to co-develop and commercialize UCART19. In December 2015, we filed a CTA in the United Kingdom requesting approval to initiate a Phase 1 clinical trial on UCART19 in acute lymphoblastic leukemia (ALL) and chronic lymphocytic leukemia (CLL), which, if approved, will be conducted by Servier. In connection with the entry into the amendment to the collaboration agreement, Servier made an upfront payment of €35.6 million ($38.5 million), excluding taxes. In addition, we may receive up to €895 million ($974 million) in further potential option exercise fees, development, clinical and sales milestones, in addition to royalties on sales and research and development costs reimbursements.

Our alliance with Pfizer, which commenced in June 2014, addresses the development of other CAR T-cell immunotherapies in the field of oncology. This strategic alliance is potentially worth up to $2.9 billion in payments by Pfizer to us, including an $80 million upfront payment and $2.8 billion in potential clinical and commercial milestone payments. In addition, we invoice research and development costs assigned to our projects in common with Pfizer. Pfizer also purchased 10% of our then-outstanding equity in connection with this collaboration for €25.8 million. We believe that both of these strategic transactions position us to compete in the promising field of immuno-oncology and add additional clinical and financial resources to our programs.

In addition, we have also entered into research and development alliances with each of Weill Cornell Medical College and The University of Texas MD Anderson Cancer Center. Pursuant to these strategic alliances, we will collaborate with these two centers to accelerate the development of our lead product candidates UCART123, UCARTCS1, UCART22 and UCART38 in AML, BPDCN, multiple myeloma, B-cell and T-ALL.

In addition to our cash generated by operations (including payments under our strategic alliances), we have funded our operations primarily through private and public offerings of our equity securities, grant revenues, payments received under intellectual property licenses, and reimbursements of research tax credits. Our ordinary shares have traded on the Alternext market of Euronext in Paris since February 7, 2007. From January 1, 2013 through December 31, 2014, we received €61.0 million through sales of equity and €73.7 million in payments made to us under our collaboration agreements with Pfizer and Servier. In March 2015, we completed our U.S. initial public offering of 5,500,000 American Depositary Shares on the Nasdaq Global Market for gross proceeds of $228.2 million. In 2015, we received €46.9 million in payments pursuant to the Pfizer and Servier collaborations. For the three-month period ended March 31, 2016, we received €1.7 million of such payments.

Key events of the first quarter of 2016

Since the beginning of 2016, Cellectis has announced the following achievements:

•	Cellectis announced on January 11, 2016 the publication of a study in Scientific Reports, a Nature Publishing Group journal, describing the design and development of a new CAR architecture with an integrated switch-on system that permits control over CAR T-cell functions. This integrated switch-on system offers the advantages of controllable CAR T-cells for safety while allowing for the possibility of multiple cytotoxicity cycles using a small molecule drug.

•	On January 19, 2016, Cellectis entered into a new agreement with CELLforCURE for the GMP manufacturing of clinical batches of UCART123 Cellectis’ lead product candidate. Under the agreement, CELLforCURE will implement GMP manufacturing processes designed and developed by Cellectis.

•	Calyxt, Inc. announced on March 1, 2016 that it closed on the purchase of a 10-acre parcel in the St. Paul suburb of Roseville, Minnesota to build its new headquarters facility. The new facility, which should be operational around mid-2017, will consist of an office and lab building, with greenhouses and outdoor research plots.

•	Cellectis gave a presentation at the Cowen and Company 36th Annual Health Care Conference on March 9, 2016 in Boston, MA.

•	In April 2016, Cellectis gave scientific presentations at AACR in New Orleans, LA:

•	Allogeneic TCR a/CS1 Double Knockout T-Cell Bearing an Anti-CS1 Chimeric Antigen Receptor: An Improved Immunotherapy Approach for the Treatment of Multiple Myeloma, presented by Roman Galetto, Cellectis.

•	Improved Safety by a Non Lethal Switch to Control CAR Activity at the T-Cell Surface Membrane, presented by Laurent Poirot, Cellectis.

•	On March 14, 2016, 2,060,602 stock options were granted under the 2015 Stock Option Plan with an exercise price of $24.89 per ordinary share, 944,121 of which were granted to our directors and executive officers. In addition, 229,361 non-employee warrants exercisable for an aggregate of 229,361 ordinary shares at an exercise price of €27.37 per share, were issued by our board of directors to certain of our directors and consultants.

•	On March 16, 2016, Cellectis announced jointly with MabQuest SA (a biotechnology company focused on the development of antibody-based therapeutic interventions) that the companies have entered into a research collaboration and license agreement pertaining to the development of a new class of monoclonal antibodies targeting PD-1. The action of these PD-1 antibodies is to promote the recovery of T-cells from exhaustion through a new mechanism of action, which does not block the PD-1-PD-L1 interaction. Cellectis plans to use these PD-1 antagonist antibodies in combination therapy with its gene-edited UCART candidate products as well as a single-agent or in combination with other already approved immunotherapy drugs. The agreement includes a collaboration phase funded by Cellectis whereby Cellectis and MabQuest will jointly pursue preclinical research on several candidate antibodies; and a clinical development and commercialization phase of the best selected antibodies which will be led by Cellectis. It also includes an exclusive option which, if exercised, would grant Cellectis worldwide exclusive rights over the family of PD-1 antagonist antibodies developed under the collaboration for all fields, and further potential derivatives of these antibodies.

•	On March 21, 2016, Cellectis entered into a supply and license agreement with Takara Bio Inc. for recombinant human fibronectin fragment RetroNectin®. Access to Takara Bio Inc.’s RetroNectin supports Cellectis’ manufacturing processes and expands the Company’s UCART production capabilities. Under the terms of the agreement, RetroNectin, which is used for cell engineering, may be applied in the production of both R&D- and GMP-grade Cellectis’ UCART product candidates.

•	Dr. Loan Hoang–Sayag has been appointed to the role of Chief Medical Officer. Dr. Hoang–Sayag joined Cellectis from Quintiles Transnational, where she was most recently Senior Director of Medical Science.

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and may again incur operating losses in future periods. We anticipate that such expenses will increase substantially if and as we:

•	continue the research and development of our immuno-oncology product candidates;

•	continue the research and development of our agricultural product candidates;

•	initiate clinical studies for, or additional pre-clinical development of, our immuno-oncology product candidates;

•	multiply field trials of our agricultural product candidates;

•	further develop and refine the manufacturing process for our immuno-oncology product candidates;

•	change or add additional manufacturers or suppliers of biological materials;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies, germplasm or other biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	secure manufacturing arrangements for clinical and commercial production;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company; and

•	experience any delays or encounter issues with any of the above.

We do not expect to generate material revenues from sales of our product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to completing clinical development of any of our product candidates. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our strategic alliances, equity offerings, debt financings, government or other third-party funding and collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Results of Operations

Comparisons for the Three Months Ended March 31, 2015 and 2016

Revenues: During the three months ended March 31, 2015 and 2016, we recorded €8.4 million and €7.0 million, respectively, in revenues. The decrease of €1.4 million primarily reflects a decrease of €1.5 million in revenues under our collaboration agreements with Servier and Pfizer.

Other income: During the three months ended March 31, 2015 and 2016, we recorded €0.8 million and €2.5 million, respectively, in other income. The increase of €1.7 million reflects an increase of €1.9 million in research tax credit and a decrease of €0.2 million in research subsidies, resulting from the termination of related research programs.

Royalty expenses: During the three months ended March 31, 2015 and 2016, we recorded royalty expenses of €0.4 million in both periods.

Research and development expenses: For the three months ended March 31, 2015 and 2016, research and development expenses increased by €11.5 million from €7.4 million in 2015 to €18.9 million in 2016, respectively. Personnel expenses increased by €7.2 million in 2015 from €4.7 million to €11.9 million in 2016, notably due to a €1.0 million increase in wages and salaries, and a €7.2 million increase in non cash stock based compensation expense, partly offset by a €1.0 million decrease in social charges on stock option and free shares grants. Purchases and external expenses increased by €4.2 million from €2.4 million in 2015 to €6.6 million in 2016, due to increased expenses related to innovation and platform development, including payments to third parties participating in product development, purchases of biological raw materials and expenses associated with the use of laboratories and other facilities. Other expenses relate to continuing leasing and other commitments remained stable at €0.3 million.

Selling, general and administrative expenses: During the three months ended March 31, 2015 and 2016, we recorded €5.4 million and €10.5 million, respectively, of selling, general and administrative expenses. The increase of €5.2 million primarily reflects (i) an increase of €4.5 million in personnel expenses from €3.7 million to €8.3 million, attributable, among other things, to an increase of €5.4 million of non-cash stock-based compensation expense, partly offset by a decrease of €1.1 million of social charges on stock options and free share grants, and (ii) an increase of €0.8 million in purchases and external expenses.

Other operating income: During the three months ended March 31, 2015 and 2016, our other operating income amounted to €0.4 million and €0.1 million, respectively. Other operating income for the three months ended March 31, 2016 included (i) a one-off tax reimbursement and (ii) the reversal of lease incentives deferrals.

Redundancy plan: During the quarter ended March 31, 2015, we recorded net income of €0.2 million. This amount was null for the quarter ended March 31, 2016.

Other operating expenses: During the three months ended March 31, 2015 and 2016, our other operating expenses amounted to €0.1 million and €0.2 million respectively, mainly reflecting changes in provisions for commercial litigation.

Financial gain (loss): Financial gain was €9.9 million for the first three months of 2015 compared with financial loss of €9.1 million for the first three months of 2016, which does not reflect actions to mitigate the impact of fluctuations that were adopted at the end of the first quarter of 2016. This change was primarily attributable to the effect of exchange rate fluctuations on our U.S. dollar cash and cash equivalent accounts.

Net income (loss): During the three months ended March 31, 2015 and 2016, we recorded net income of €6.3 million and a loss of €29.5 million, respectively. The change in net income (loss) of €35.8 million was mainly due to (i) the €19.0 million change in financial result, (ii) a €12.6 million increase in non-cash stock-based compensation expense, partially offset by €2.0 decrease in social charges on stock options and free share grants.

Gain/Loss attributable to non-controlling interests: During the three months ended March 31, 2015, we recognized a gain of €0.2 million attributable to non-controlling interests.

Segment Results

The following table summarizes segment revenues and segment operating profit (loss) for the three months ended March 31, 2015 and 2016:

	For the three-month period ended March 31, 2015			For the three-month period ended March 31, 2016
	€ in thousands
	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
Segment revenues and other income	120	9,099	9,219	97	9,741	9,837
Inter-segment revenues	—	—	—	—	(338)	(338)

External revenues and other income	120	9,099	9,219	97	9,402	9,499

Research and development expenses	(496)	(6,940)	(7,436)	(1,053)	(17,818)	(18,870)
Selling, general and administrative expenses	(309)	(5,050)	(5,359)	(902)	(9,627)	(10,529)
Royalties and other operating income and expenses	41	(23)	18	(293)	(216)	(509)

Total operating expenses	(765)	(12,012)	(12,777)	(2,248)	(27,660)	(29,908)

Operating income (loss) before tax	(645)	(2,913)	(3,558)	(2,151)	(18,258)	(20,409)

Depreciation and amortization	(29)	(300)	(329)	(50)	(427)	(477)
Expenses related to share-based payments	(141)	(699)	(840)	(440)	(12,974)	(13,414)
Capital expenditure	63	2,691	2,754	6,138	1,476	7,614

Information related to each of our reportable segments is set out below. Segment revenues and other income, Research and development expenses, Selling, general and administrative expenses, Royalties and other operating income and expenses, and Operating income/loss are used by the CODM to measure segment performance. Segment operating profit or loss includes the impact of the operations between separate segments, while the intra-segment operations are eliminated. The operations of Cellectis S.A. are presented entirely in the Therapeutics segment. We do not focus on any asset or liability information by segment or region to measure performance.

There are intersegment transactions between the two reportable segments, including allocations of (i) corporate, general and administrative expenses and (ii) research and development expenses allocable to our subsidiaries. These intersegment expenses are priced at cost, plus a mark-up of 4-10%, depending on the nature of the service.

Therapeutics segment

External revenues in our Therapeutics segment increased by €0.6 million, from €9.1 million for the three months ended March 31, 2015 to €9.7 million for the three months ended March 31, 2016. The increase was due primarily to higher research tax credit, in connection with higher research expenses. The increase in operating expenses of €15.6 million from the first three months of 2015 to the first three months of 2016 resulted primarily from higher personnel expenses, attributable, among other things, to the increase in non-cash stock-based compensation expenses. Segment operating loss before tax increased by €15.3 million, from €2.9 million for the three months ended March 31, 2015 to €18.3 million for the three months ended March 31, 2016.

Plants segment

External revenues in our Plants segment remained flat, at €0.1 million for the three months ended March 31, 2015 and the three months ended March 31, 2016. Segment operating loss before tax increased by €1.5 million from €0.6 million for the three months ended March 31, 2015 to €2.2 million for the three months ended March 31, 2016. The increase was due primarily to a significant increase in Calyxt, Inc. activities, as well as a one-off royalties payment (€0.3 million).

Liquidity and Capital Resources

Introduction

We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

We have funded our operations since inception primarily through private and public offerings of our equity securities, grant revenues, payments received under patent licenses, reimbursements of research tax credit claims and payments under our strategic alliances with Pfizer and Servier. Our ordinary shares have been traded on the Alternext market of Euronext in Paris since February 7, 2007 and our ADSs have traded on the Nasdaq Global Market in New York since March 30, 2015.

Liquidity management

As of March 31, 2016, we had cash and cash equivalents of €190.4 million and current financial assets of €86.1 million.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our funds are held in bank accounts, money market funds, fixed bank deposits primarily in France and is primarily denominated in U.S. Dollars ($184.6 million as of March 31, 2016). Current financial assets denominated in U.S. Dollars amounted to $98 million as of March 31, 2016.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash with respect to continuing operations for the three months ended March 31, 2015 and 2016:

	For the three-month period ended
	March 31,
	2015	2016
	€ in thousands
Net cash flows provided by (used in) operating activities	(1,219)	(19,591)
Net cash flows provided by (used in) investing activities	(2,937)	(92,962)
Net cash flows provided by (used in) financing activities	302	257

Total	(3,854)	(112,296)

For the three months ended March 31, 2015 and 2016, our net cash flows used in operating activities were €1.2 million and €19.6 million, respectively. The increase in net cash flows was due to the increase in our net loss from continuing operations and the relevant factors described with respect to this net loss, described above, plus €6.2 million of VAT payable related to the Servier amendment and several advance payments made for manufacturing activities.

For the three months ended March 31, 2015 and 2016, our net cash flows used in investing activities were €2.9 million and €93.0 million, respectively, primarily reflecting our use of €5.2 million for the acquisition of a land at Calyxt and the acquisition of $98.0 million (€88.9 million) of financial investments at Cellectis S.A.

For the three months ended March 31, 2015 and 2016, our net cash flows provided by financing activities were €0.3 million in both periods.

Operating capital requirements

To date, we have not generated any revenues from therapeutic or agricultural product sales. We do not know when, or if, we will generate any revenues from product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future product candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products. We are subject to all risks incident in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We are also subject to all risks incident in the development of new agricultural products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We also anticipate increased expenses related to audit, legal, regulatory and tax-related services associated with our public company obligations in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements. We anticipate that we will need substantial additional funding in connection with our continuing operations, including for the further development of our existing product candidates and to pursue other development activities related to additional product candidates.

Until we can generate a sufficient amount of revenues from our products, if ever, we expect to finance a portion of future cash needs through public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of pre-clinical and clinical studies for our product candidates;

•	the initiation, progress, timing, costs and results of field trials for our agricultural product candidates;

•	the outcome, timing and cost of regulatory approvals by U.S. and non-U.S. regulatory authorities, including the possibility that regulatory authorities will require that we perform more studies than those that we currently expect;

•	the ability of our product candidates to progress through clinical development successfully;

•	the ability of our agricultural product candidates to progress through late stage development successfully, including through field trials;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need to expand our research and development activities;

•	our need and ability to hire additional personnel;

•	our need to implement additional infrastructure and internal systems, including manufacturing processes for our product candidates;

•	the effect of competing technological and market developments; and

•	the cost of establishing sales, marketing and distribution capabilities for any products for which we may receive regulatory approval.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Off-Balance Sheet Arrangements

During the periods presented, we did not and do not currently have any off-balance sheet arrangements as defined under Securities and Exchange Commission rules.

Item 3. Quantitative and Qualitative Disclosures About Market Risks

Interest Rate Risk

We seek to engage in prudent management of our cash and cash equivalents, mainly cash on hand and common financial instruments (typically short- and mid-term deposits). Furthermore, the interest rate risk related to cash, cash equivalents and common financial instruments is not significant based on the quality of the financial institutions with which we work.

Foreign Currency Exchange Risk

We derive a significant portion of our revenues, including payments under our collaboration agreement with Pfizer in U.S. dollars. Since the beginning of fiscal year 2015, we have been significantly expanding our activities in the United States, but there continues to be a currency mismatch in our cash flows since most of our expenses remain denominated primarily in Euros. Our financial condition and results of operations are measured and recorded in the relevant local base currency and then translated each month into Euros for inclusion in our Consolidated Financial Statements. We translate balance sheet amounts at the exchange rates in effect on the date of the balance sheet, while income and cash flow items are translated at the average rate of exchange in effect for the relevant period. Our exposure to currencies other than the U.S. dollar is negligible.

For the three months ended March 31, 2016, our revenues denominated in U.S. dollars notably related to the Pfizer collaboration agreement and revenues from our Plants segment. Our cash and cash equivalents and marketable securities denominated in U.S dollars amounted to $174.6 million as at March 31, 2016.

Financial gain was €9.9 million for the first three months of 2015 compared with financial loss of €9.1 million for the first three months of 2016, which does not reflect actions to mitigate the impact of fluctuations that were adopted at the end of the first quarter of 2016. We susbribed to zero premium collars ($5 millions nominal value) and we transferred $70 million to Cellectis Inc which has transactions mainly denominated in dollars. This change was primarily attributable to the effect of exchange rate fluctuations on our U.S. dollars cash and cash equivalent accounts.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Item 4. Controls and Procedures

Not applicable.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 1A. Risk Factors

There have been no material changes from the risk factors previously disclosed in the Annual Report.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.